FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                        Chief Financial Officer
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-2-589-2840
                Bill Fletcher
                        President and CEO
                        Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
                Dorit Meltzer
                        Director, Investor Relations
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF FINASTERIDE TABLETS USP, 5 mg

Jerusalem, Israel, October 27, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Finasteride Tablets USP, 5 mg.
Final approval is subject to the expiration of patent protection on June 19, 2006 and any exclusivity period.

Teva's Finasteride Tablets USP, 5 mg are the AB-rated generic equivalent of Merck's Proscar® Tablets, a product indicated for improvement of symptoms of benign prostatic hyperplasia, and reduction of risks of acute urinary retention and need for prostate surgery in patients with BPH.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/   Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: October 27, 2004